Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1083-1

November 23, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Chanda DeLong Staff Attorney, Division of Corporate Finance

Dear Sirs:

Re:	On The Move Systems Corp. (“the Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-168530 Filed October 28, 2010

We are the solicitors for the Company. We refer to your letter of November 10, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed October 28, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 2 to Form S-1 Registration Statement filed October 28, 2010

Business Summary, page 8

1.	Refer to the first paragraph of this section. Please revise to provide your assets and net losses for your most recent interim stub period ended August 31, 2010.

Response:  We have revised the registration statement as requested.

Risk Factors, page 9

If We Cannot Secure Additional Capital, page 15

2.	Please revise to disclose the amount of cash you had on hand as of August 31, 2010.

Response:  We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 2	CORPORATE AND SECURITIES LAWYERS

Dilution of the Price You Pay for Your Shares, page 22

3.

It appears that the net tangible book value per share amounts before and after the offering are based on amounts derived from your financial statements for the period ended May 31, 2010.  In this regard, please revise to update such amounts using the most recent financial statements filed in your registration statement (i.e. financial statements for the period ended August 31, 2010). Please revise all affected amounts accordingly.

Response:  We have updated the information as requested throughout the prospectus.

Management's Discussion And Analysis of Financial Conditions and Results of Operations, page 33

We note that you have not provided a response to our prior comment 20. Please revise your filing to disclose, in detail, the steps you plan to take to identify sources of the $425,000 required to implement your business plan.  If you are unable to do so, please add a risk factor to discuss this.

Response:  We are unable to provide the information requested and have added the appropriate risk factor on page 15 of the prospectus.

Balance Sheet, F-12

4.

We note that you have included an audited balance sheet as of February 28, 2010 in your most recent interim financial statements; however, this is inconsistent with your date of inception of March 25, 2010 and previously issued audited financial statements for the period March 25, 2010 through May 31, 2010.  Please advise us of the reason for the discrepancy or revise dates contained in the financial statements in your next amendment, accordingly,

Response:  The August 31, 2010 financial statements included the comparative balance sheet for the last audited period (May 31, 2010), however the title of the comparative period was incorrectly labelled as February 28, 2010 (February 28 being the elected year end, which was inadvertently used).  The financial information presented was correct however, although the label was incorrect.  The financial statements have been amended accordingly.

Dealer Prospectus Delivery Obligation, page II-2

5.

We note your response to our prior comment 21 and reissue.  You do not appear to have moved your dealer prospectus delivery obligation to the back page, which should appear before the Part II information.  Please revise or advise.

Response:  We have updated the prospectus as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 3	CORPORATE AND SECURITIES LAWYERS

Undertakings, page II-2

6.

Please advise as to why you have included undertaking number four.  Also advise as to why you have included the undertaking set forth in the last paragraph on page II-3 as you do not appear to be relying on Rule 430C of the Securities Act.

Response:  Undertaking number four was included because subsection 4(iv) would apply to verbal communications made by the Company to potential purchasers.  Subsections 4 (i), (ii) and (iii) do not apply to the Company and have been removed from the amended prospectus.  We have also removed the undertaking set forth in the last paragraph on page II-3 of the prospectus as the Company is not relying on Rule 430C of the Securities Act.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:  /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.